                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

September 20, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

     In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the bold, italics and underlined words indicating there was some changes including deleting words between them.

Sincerely Yours,

/s/Ching-Sang Hong

 President

                           Revised References

The offering p.7

1. The sentence added

Risk Factors, page 8

2.

  We revised to  " We have operating loss for $29,995, and only have $7,200 cash (including Mr. Hong's loan $5,985 paid in May 2010), $1,215 assets on hand as of the date of this filing."

Target Market, pp.30-32

3. Old:

"If in the future we are compelled to do that, we must be aware our company not being the Investment Company as defined in Section 3 a.1, of the Investment Company Act of 1940 (the "Investment Company Act"). If we required to register as an invest company..."

Revised:

"If in the future we are compelled to do that, we may be deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). If we required registering as an investment company under the Investment Company Act..."

Other words also changed such as replacing "investing securities" by "investment securities"; and "actively controlled" by "actively controls."

Page 36-37

4. We add "which is held in a bank deposit" in liquidity discussions after the cash numbers in both March 31, and June 30 period operation discussion.

5. Page 45

   We changed to "10-K"

6. Page 57

   We changed word from "annual" to "interim".

2